Exhibit 99.1

Industrias Bachoco Announces Fourth Quarter And Full Year 2018 Results

CELAYA, Mexico, Jan. 30, 2019 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced its audited results for the fourth quarter ("4Q18") and full year ("2018") results ending December 31, 2018. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$").

HIGHLIGHTS- 2018

  Net sales increased 2.6% in 4Q18 and 5.2% in year 2018 vs equivalent periods of 2017.
  EBITDA margin was 5.9% for 4Q18 and 8.3% for the whole year.
  Earnings per basic and diluted share totaled $1.32 for 4Q18 and $5.72 for the year.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated "With 4Q18, we ended a challenging second half of the year in both geographies in which we participate. Even when improving, most of the conditions prevailing in 3Q18 continued into 4Q18.

In Mexico, during the quarter we observed a poultry industry returning to normalized growth rates, improving the balance between supply and demand when compared to 3Q18. These conditions and seasonality effects lead us to better prices vs the previous quarter. Regarding cost of sales, volatility on the exchange rate during the quarter offset the benefits of lower raw material costs in dollar terms. Increases in fuel prices had a negative impact on our SG&A when compared to the same period of 2017.

In the US, we kept observing oversupply conditions on proteins which put pressure on chicken prices. However, this negative impact was partially compensated by the integration of our Albertville operation which, as a meat buyer, captured the benefits of these low-price conditions.

Overall, we reached an increase in total sales of 2.6% in 4Q18 when compared to 4Q17, with positive results in operating and net income. Our EBITDA was $916.1 million which is lower than the EBITDA of the same quarter of 2017. For the fourth quarter, our EBITDA margin was 5.9% and our earnings per basic and diluted share was $1.32

For the full year of 2018, we continued delivering positive results. We increased total sales by 5.2%, with an EBITDA margin of 8.3% and earnings per share of $5.72.

Our financial structure remained solid and allowed us to keep with our growth plans. We reported a net cash position of $13,414.3 and CAPEX of $1,996.3 million.

We continue to be very focused on capturing efficiencies across all our processes and being close to better serve our customers as we know this is key for our growth."

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2017.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	4Q18	4Q17	Change
	$	$	$	%
Net sales	15,421.0	15,032.6	388.4	2.6
Net sales in Mexico	10,942.4	10,329.4	613.0	5.9
Net sales in the U.S.	4,478.6	4,703.2	(224.6)	(4.8)

NET SALES BY SEGMENT
In millions of pesos	4Q18	4Q17	Change
	$	$	$	%
Net sales	15,421.0	15,032.6	388.4	2.6
Poultry	13,972.8	13,559.9	412.9	3.0
Other	1,448.3	1,472.7	(24.5)	(1.7)

NET VOLUME SOLD BY SEGMENT
In tons			Change
	4Q18	4Q17	Volume	%
Total sales volume:	568,380	585,965	(17,585)	(3.0)
Poultry	458,298	461,653	(3,355)	(0.7)
Others	110,082	124,312	(14,231)	(11.4)

The Company's 4Q18 net sales totaled $15,421.0 million, $388.4 million or 2.6% more than $15,032.6 million reported in 4Q17. The increase is mainly a result of higher prices of our main business lines when compared to 4Q17, partially offset by lower volume sold.

In 4Q18, sales of our U.S. operations represented 29.0% of our total sales; this compares with 31.3% it represented in 4Q17.

GROSS PROFIT
In millions of pesos	4Q18	4Q17	Change
	$	$	$	%
Cost of sales	13,272.2	12,775.2	497.0	3.9
Gross profit	2,148.8	2,257.4	(108.6)	(4.8)
Gross margin	13.9%	15.0%	-	-

In 4Q18, the cost of sales totaled $13,272.2 million, $497.0 million or 3.9% higher than $12,775.2 million reported in 4Q17. The increase in cost of sales is mainly attributed to higher raw materials cost expressed in Mexican pesos.

As a result, the gross profit was $2,148.8 million with a gross margin of 13.9% in 4Q18. The gross profit is lower than the $2,257.4 million reported in 4Q17 and lower than the gross margin of 15.0% reported in 4Q17.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")
In millions of pesos
	4Q18	4Q17	Change
	$	$	$	%
Total SG&A	1,566.3	1,517.7	48.5	3.2

Total SG&A expenses in 4Q18 were $1,566.3 million, $48.5 million or 3.2% more than the $1,517.7 million reported in 4Q17, this increase is mainly due to higher expenses in our Mexican operation. Total SG&A expenses, as a percentage of net sales, represented 10.2% in 4Q18 compared to 10.1% in 4Q17.

OTHER INCOME (EXPENSE), NET
In millions of pesos	4Q18	4Q17	Change
	$	$	$	%
Other income (expense), net	6.0	131.0	(125.0)	(95.4)

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

The main difference, is related to fiscal incentives reported in 4Q17.

OPERATING INCOME
In millions of pesos	4Q18	4Q17	Change
	$	$	$	%
Operating income	588.5	870.7	(282.1)	(32.4)
Operating margin	3.8%	5.8%	-	-

Operating income in 4Q18 totaled $588.5 million with an operating margin of 3.8%, a decrease when compared to operating income of $870.7 million and a 5.8% operating margin reported in 4Q17.

NET FINANCIAL INCOME
In millions of pesos	4Q18	4Q17	Change
	$	$	$	%
Net Financial Income	389.0	527.3	(138.3)	(26.2)
Financial Income	226.7	579.7	(353.0)	(60.9)
Financial Expense	(162.3)	52.4	(214.7)	(409.9)

In 4Q18, the Company reported net financial income of $389.0 million, compared to income of $527.3 million reported in the same period of 2017.

TAXES FOR THE PERIOD
In millions of pesos	4Q18	4Q17	Change
	$	$	$	%
Total Taxes	182.0	(182.9)	364.9	(199.5)
Income tax	508.7	519.1	(10.4)	(2.0)
Deferred income tax	(326.7)	(702.0)	375.3	(53.5)

Total taxes for the 4Q18 were $182.0 million, compared with total negative taxes of $182.9 million in the same period of 2017. In 4Q17 we recognized a positive effect in deferred tax as a result of the fiscal change approved in the US at the end of the year.

NET INCOME
In millions of pesos	4Q18	4Q17	Change
	$	$	$	%
Net income	795.5	1,580.8	(785.4)	(49.7)
Net margin	5.2%	10.5%	-	-
Basic and diluted income per share[1]	1.32	2.63	(1.3)	n/a
Basic and diluted income per ADR[2]	15.88	31.58	(15.7)	n/a
Weighted average Shares outstanding[3]	599,943	599,991	-	-
[1] In pesos
[2] in pesos, an ADR equal to twelve shares
[3] In thousands of shares

The net income for 4Q18 was $795.5 million, representing a basic and diluted income of $1.32 pesos per share, compared with a net income of $1,580.8 million, $2.63 pesos of basic and diluted income per share in 4Q17. This income represents a net margin of 5.2% and 10.5% for 4Q18 and 4Q17, respectively.

EBITDA
In millions of pesos	4Q18	4Q17	Change
	$	$	$	%
Net controlling interest income	793.7	1,579.2	(785.4)	(49.7)
Income tax expense (benefit)	182.0	(182.9)	364.9	(199.5)
Result in associates	1.7	1.7	0.1	3.8
Net finance (income) expense	(389.0)	(527.3)	138.3	(26.2)
Depreciation and amortization	327.6	308.7	18.9	6.1
EBITDA	916.1	1,179.4	(263.3)	(22.3)
EBITDA Margin (%)	5.9%	7.8%	-	-
Net sales	15,421.0	15,032.6	388.4	2.6

EBITDA in 4Q18 reached $916.1 million, representing an EBITDA margin of 5.9%, compared to an EBITDA of $1,179.4 million in 4Q17, with an EBITDA margin of 7.8%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	2018	2017	Change
	$	$	$	%
Net Sales	61,052.1	58,050.0	3,002.1	5.2
Net sales in Mexico	43,452.9	41,583.9	1,869.0	4.5
Net sales in the U.S.	17,599.2	16,466.1	1,133.1	6.9

NET SALES BY SEGMENT
In millions of pesos	2018	2017	Change
	$	$	$	%
Net Sales	61,052.1	58,050.0	3,002.1	5.2
Poultry	55,308.1	52,479.4	2,828.7	5.4
Other	5,744.0	5,570.6	173.3	3.1

NET VOLUME SOLD BY SEGMENT
In tons			Change
	2018	2017	Volume	%
Total sales volume:	2,206,240	2,201,374	4,866	0.22
Poultry	1,752,930	1,723,754	29,176	1.69
Others	453,311	477,620	-24,309	-5.09

In 2018, net sales totaled $61,052.1 million, $3,002.1 million or 5.2% more than the $58,050.0 million reported in 2017. The sales increase is mainly attributed to higher prices and higher volume sold in poultry, due in part to the integration of our Albertville operation for the full year.

In 2018, sales of our U.S. operations represented 28.8% of our total sales, compared with 28.4% in 2017.

ACCUMULATED OPERATING RESULTS
In millions of pesos	2018	2017	Change
	$	$	$	%
Cost of Sales	51,421.9	47,503.0	3,918.9	8.2
Gross Profit	9,630.2	10,547.1	(916.8)	(8.7)
Total SG&A	5,940.0	5,423.4	516.6	9.5
Other Income (expense)	116.6	167.6	(51.0)	(30.4)
Operating Income	3,806.9	5,291.3	(1,484.4)	(28.1)
Net Financial Income	793.8	747.5	46.2	6.2
Income Tax	1,155.1	1,084.4	70.6	6.5
Net Income	3,445.6	4,954.4	(1,508.8)	(30.5)

In 2018, the cost of sales totaled $51,421.9 million, $3,918.9 million or 8.2% higher than the $47,503.0 million reported in 2017, due in part to higher volume sold and a higher mix of further processed products in our US operation.

As a result, we reached a gross profit of $9,630.2 million and a gross margin of 15.8% in 2018, which is lower than $10,547.1 million of gross profit and a margin of 18.2% reached in 2017.

Total SG&A expenses in 2018 were $5,940.0 million, $516.6 million or 9.5% more than the $5,423.4 million reported in 2017. Total SG&A expenses as a percentage of sales represented 9.7% in 2018 compared to 9.3% in 2017.

In 2018, we had other income of $116.6 million, compared with other income of $167.6 million reported in 2017.

The operating income in 2018 was $3,806.9 million, which represents an operating margin of 6.2%, which is lower than the operating income of $5,291.3 million and margin of 9.1% in 2017.

The net financial income in 2018 was $793.8 million, higher when compared to net financial income of $745.5 million in 2017.

Total taxes were $1,155.1 million for 2018. This figure compares to total taxes of $1,084.4 million, which includes the adjustment in deferred taxes mentioned above.

All the above resulted in a net income of $3,445.6 million or 5.6% of net margin for 2018, which represents $5.72 pesos of earnings per share; meanwhile in 2017 the net income totaled $4,954.4 million, 8.5% of the net margin and $8.25 pesos of net income per share.

EBITDA
In millions of pesos	2018	2017	Change
	$	$	$	%
Net controlling interest profit	3,434.0	4,948.2	(1,514.2)	(30.6)
Income tax expense (benefit)	1,155.1	1,084.4	70.6	6.5
Result in associates	11.6	6.2	5.4	87.5
Net finance (income) expense	(793.8)	(747.5)	(46.2)	6.2
Depreciation and amortization	1,265.0	1,132.7	132.2	11.7
EBITDA	5,071.9	6,424.1	(1,352.2)	(21.0)
EBITDA Margin (%)	8.3%	11.1%	-	-
Net sales	61,052.1	58,050.0	3,002.1	5.2

EBITDA in 2018 reached $5,071.9 million, representing an EBITDA margin of 8.3%, compared to an EBITDA of $6,424.1 million in 2017, with an EBITDA margin of 11.1%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	Dec. 31st, 2018	Dec. 31st, 2017	Change
	$	$	$	%
TOTAL ASSETS	52,745.7	50,557.4	2,188.3	4.3
Cash and cash equivalents	18,451.9	17,240.1	1,211.8	7.0
Accounts receivable	3,487.0	3,627.2	(140.2)	(3.9)
TOTAL LIABILITIES	14,474.8	14,879.5	(404.7)	(2.7)
Accounts payable	4,228.2	3,739.5	488.7	13.1
Short-term debt	3,492.8	3,695.1	(202.3)	(5.5)
Long-term debt	1,544.8	1,554.0	(9.2)	(0.6)
TOTAL STOCKHOLDERS' EQUITY	38,271.0	35,677.9	2,593.0	7.3
Capital stock	1,174.3	1,174.4	(0.1)	(0.0)

Cash and equivalents as of December 31st, 2018 totaled $18,451.9 million; $1,211.8 million more than the level we had on December 31st, 2017.

Total debt as of December 31st, 2018 was $5,037.6 million, lower when compared to $5,249.0 million reported as of December 31, 2017.

Net cash as of December 31, 2018 was $13,414.3 million, higher when compared with net cash of $11,991.1 million as of December 31, 2017.

CAPITAL EXPENDITURES
In millions of pesos	2018	2017	Change
	$	$	$	%
Capital Expenditures	1,996.3	3,513.4	(1,517.1)	(43.2)

Total CAPEX for 2018 was $1,996.3 million and $3,513.4 million in 2017. This was primarily allocated towards organic growth and productivity projects across all our facilities.

STOCK INFORMATION

As of December 31, 2018
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$38,712

SHARE PRICE
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
December	70.53	63.50	64.52	41.60	38.08	39.56
November	75.14	66.38	70.90	45.43	39.00	41.72
October	87.37	74.14	74.51	55.23	43.83	43.86
September	93.09	84.00	84.02	61.65	57.07	59.32
August	94.99	90.73	92.41	61.73	57.07	58.31
July	96.75	92.46	92.46	58.34	53.52	54.22
June	97.97	90.18	95.19	63.84	53.00	57.75
May	97.44	90.48	91.10	61.63	54.89	54.86
April	97.03	92.41	96.35	63.84	59.80	62.07
March	96.47	92.37	95.30	62.67	58.83	61.95
February	94.06	89.88	91.66	61.46	57.41	58.01
January	98.16	93.03	95.65	63.83	57.88	61.94
Source: yahoo finance

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	José Antonio Cebeira	jcebeira@actinver.com.mx
BBVA BANCOMER	Miguel Ulloa	miguel.ulloa@bbva.com
GBM	Miguel Tortolero	matortolero@gbm.com.mx
MIRANDA-GR	Martin Lara	martin.lara@miranda-gr.com
JPMORGAN	Ulises Argote	ulises.argote@jpmorgan.com
INVEX	Giselle Mojica	gmojica@invex.com
SANTANDER	Luis Miranda	lmiranda@santander.com.mx

APPENDICES
For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $19.67 per USD $1.00, which corresponds to the rate at the close of December 31st, 2018, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	December 31,	December 31,
In million pesos	2018	2018	2017*

TOTAL ASSETS	$2,681.5	52,745.7	50,557.4

Total current assets	1,507.2	29,646.1	28,225.0
Cash and cash equivalents	938.1	18,451.9	17,240.1
Total accounts receivable	177.3	3,487.0	3,627.2
Inventories	338.0	6,649.1	6,669.5
Other current assets	53.8	1,058.1	688.2

Total non current assets	1,174.4	23,099.6	22,332.4
Net property, plant and equipment	916.8	18,033.6	17,320.0
Other non current Assets	257.6	5,066.0	5,012.3

TOTAL LIABILITIES	$735.9	14,474.8	14,879.5

Total current liabilities	454.6	8,942.2	9,185.7
Notes payable to banks	177.6	3,492.8	3,695.1
Accounts payable	215.0	4,228.2	3,739.5
Other taxes payable and other accruals	62.1	1,221.3	1,751.2

Total long-term liabilities	281.3	5,532.5	5,693.8
Long-term debt	78.5	1,544.8	1,554.0
Other non current liabilities	10.3	202.8	296.4
Deferred income taxes	192.4	3,784.9	3,843.4

TOTAL STOCKHOLDERS' EQUITY	$1,945.7	38,271.0	35,677.9

Capital stock	59.7	1,174.3	1,174.4
Commission in shares issued	21.1	414.5	414.4
Retained earnings	1,801.6	35,437.4	32,861.1
Others accounts	59.7	1,174.2	1,169.1
Non controlling interest	3.6	70.6	59.0

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,681.5	52,745.7	50,557.4

*Audited

CONSOLIDATED STATEMENT OF INCOME
Fourth Quarter Results, ended December 31st:
-Unaudited-
	U.S. Dollar
In millions pesos	2018	2018	2017*
Net sales	$784.0	15,421.0	15,032.6
Cost of sales	674.7	13,272.2	12,775.2
Gross profit	109.2	2,148.8	2,257.4
SG&A	79.6	1,566.3	1,517.7
Other income (expenses), net	0.3	6.0	131.0
Operating income	29.9	588.5	870.7
Net finance income	19.8	389.0	527.3
Income tax	9.3	182.0	(182.9)
Net Income	$40.4	795.5	1,580.9

Non-controlling interest	0.09	1.7	1.7
Net controlling interest profit	40.4	793.7	1,579.2
Basic and diluted earnings per share	0.07	1.32	2.63
Basic and diluted earnings per ADR	0.81	15.88	31.58
Weighted average Shares outstanding[1]	599,943	599,943	599,991

EBITDA Result	$46.6	916.1	1,179.4

Gross margin	13.9%	13.9%	15.0%
Operating margin	3.8%	3.8%	5.8%
Net margin	5.1%	5.2%	10.5%
EBITDA margin	5.9%	5.9%	7.8%

[1] In thousands
* Audited

CONSOLIDATED STATEMENT OF INCOME
Annual Results
-Unaudited-
	U.S. Dollar
In millions pesos	2018	2018	2017*
Net sales	$3,103.8	61,052.1	58,050.0
Cost of sales	2,614.2	51,421.9	47,503.0
Gross profit	489.6	9,630.2	10,547.1
Selling, general and administrative expenses	302.0	5,940.0	5,423.4
Other income (expenses), net	5.9	116.6	167.6
Operating income	193.5	3,806.9	5,291.3
Net finance income	40.4	793.8	747.5
Income tax	58.7	1,155.1	1,084.4
Net income	$274.2	3,445.6	4,954.4

Non-controlling interest	0.6	11.6	6.2
Net controlling interest profit	175.8	3,434.0	4,948.2
Basic and diluted earnings per share	0.29	5.72	8.25
Basic and diluted earnings per ADR	3.49	68.7	98.97
Weighted average Shares outstanding[1]	599,981	599,981	599,998

EBITDA Result	$257.8	5,071.9	6,424.1

Gross margin	15.8%	15.8%	18.2%
Operating margin	6.2%	6.2%	9.1%
Net margin	5.7%	5.6%	8.5%
EBITDA margin	8.3%	8.3%	11.1%

[1] In thousands
* Audited

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-
	U.S. Dollar	December 31,
	2018	2018	2017*

NET MAJORITY INCOME BEFORE INCOME TAX	$233.9	4,600.7	6,038.9

ITEMS RELATING TO INVESTING ACTIVITIES:	27.7	544.6	516.6
Depreciation and others	64.3	1,265.0	1,075.8
Income (loss) on sale of plant and equipment	1.7	34.1	41.9
Other Items	(38.4)	(754.5)	(601.1)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	261.6	5,145.3	6,555.4
CASH GENERATED OR USED IN THE OPERATION:	(114.8)	(2,258.7)	(1,071.2)
Decrease (increase) in accounts receivable	8.4	165.6	166.9
Decrease (increase) in inventories	(10.8)	(213.4)	(446.7)
Increase (decrease) in accounts payable	17.1	335.7	103.1
Other Items	(129.5)	(2,546.6)	(894.6)

NET CASH FLOW FROM OPERATING ACTIVITIES	146.8	2,886.7	5,484.2

NET CASH FLOW FROM INVESTING ACTIVITIES	(41.7)	(820.2)	(3,606.3)
Acquisition of property, plant and equipment	(101.5)	(1,996.3)	(2,126.4)
Proceeds from sales of property plant and equipment	1.1	21.6	35.2
Other Items	58.7	1,154.5	(1,515.1)

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	105.1	2,066.5	1,877.9

Net cash provided by financing activities:	(43.4)	(854.6)	(288.2)
Proceeds from loans	169.7	3,337.5	5,378.9
Principal payments on loans	(175.9)	(3,460.2)	(4,246.1)
Dividends paid	(43.3)	(852.0)	(780.0)
Other items	6.1	120.0	(641.0)
Net increase (decrease) in cash and equivalents	61.6	1,211.8	1,589.7

Cash and investments at the beginning of year	$876.5	17,240.1	15,651.5
CASH AND INVESTMENTS AT END OF PERIOD	$938.1	18,451.9	17,241.2

*Audited

Fourth Quarter 2018
Thousands of Mexican Pesos, as of December 31, 2018
TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			4Q-2018		3Q-2018		4Q-2018	3Q-2018
Forward Vanilla and KOT Frward	Hedge	$ 16,047	$ 19.67		$ 18.72		$ 2,051	$ -10,992	in 2018	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 47,234	CORN		CORN		-$ 104	$5,430	100% in 2019
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Mar-19	$ 3.750	Dec-18	$ 3.563
			May-19	$ 3.830	Sep-19	$ 3.850
			Jul-19	$ 3.908
			Sep-19	$ 3.935
			Dec-19	$ 3.975
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
					Dec-18	$ 309.0
					Jan-19	$ 309.4
					Mar-19	$ 308.6
			May-19	$ 313.3	May-19	$ 306.9
					Jul-19	$ 308.3
					Aug-19	$ 309.1
					Sep-19	$ 309.7
					Oct-19	$ 309.0
			Dec-19	$ 321.2	Dec-19	$ 309.3
Options of Corn	Hedge	$ 5,626	CORN		CORN		$ 65
			In USD per ton		In USD per ton
			month	price	month	price

					Dec-18	$ 3.563		$ 1,416	100% in 2019
			Mar-19	$ 3.750	Mar-19	$ 3.680
			May-19	$ 3.830	May-19	$ 3.758
			Jul-19	$ 3.908	Jul-19	$ 3.813
Options of soybean meal	Hedge	$ 13,490	SOYBEAN MEAL		SOYBEAN MEAL		-$ 267
			In USD per ton		In USD per ton
			month	price	month	price

					Dec-18	$ 309.0		$ 3,021	100% in 2019
					Jan-19	$ 309.4
			Mar-19	$ 309.9	Mar-19	$ 308.6
			May-19	$ 313.3	May-19	$ 306.9
			Jul-19	$ 316.6	Jul-19	$ 308.3

-The total financial instruments do not exceed 5% of total assets as of December 31, 2018.
-The notional value represents the net position as of December 31, 2018 at the exchange rate of Ps. 19.67 per one dolar.
-A negative value means an unfavorable effect for the Company.

Fourth Quarter 2018
Thousands of Mexican Pesos, as of December 31, 2018										PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE		VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
			Reference Value (1)
			-2.5%	2.5%	5.0%		-2.5%		2.5%	5.0%
Forwards Vanilla		$2,051	$19.18	$20.16	$20.65	Direct	-$	5,840	$9,942	$11,089
			-5%	5%	10%		-5%		5%	10%
Futures of Corn: (2)	-$	104	$3.563	$3.938	$4.125	The effect will materialize as the inventory is consumed	-$	1,801	$1,771	$3,801
Futures of Soybean Meal: (2)			$297.6	$329.0	$344.6
Options for Corn		$65	$3.563	$3.938	$4.125			$270	$346	$627
Options of Soybean Meal	-$	267	$297.6	$329.0	$344.6		-$	942	$407	$1,082
Options of Heating Oil		$-	$-	$-	$-			$-	$-	$-

(1) The reference value is the exchange rate of Ps. $19.67 per USD as of December 31, 2018.
(2) The reference values are; the future of corn for March 2019, $3.7500 USD/bushel and the future of soybeanmeal for May 2019, $313.30 USD/ton.
'All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

Fourth Quarter 2018
Thousands of Mexican Pesos, as of December 31, 2018										STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla	$ 2,051	$9.84	$14.75	$24.59	$29.51	Direct	-$155,771	-$76,860	$46,679	$91,168

CONFERENCE CALL INFORMATION

The Company will host its fourth quarter 2018 earnings call, Thursday, January 31st, 2018 at 9:00am Central Time (10:00 am ET).

To participate in the earnings call, please dial:

Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965
Toll Local Mexico: 52 55 6722 5257
Toll in the Brazil: 0800 761 0710

A current list of available local and international free phone telephone numbers: http://web.meetme.net/r.aspx?p=12&a=UORbNWykFxGPLD

Confirmation Number: 48122523

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 27,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

CONTACT: Maria Guadalupe Jaquez, maria.jaquez@bachoco.net; Andrea Guerrero Flores, andrea.guerrero@bachoco.net, T. +52(461)618 3555